Filed by: Triton International Limited

Commission File No.: 001-37827

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Triton International Limited (Commission File No.: 001-37827)

The following press release was issued by Triton International Limited on July 7, 2023. Additionally, on the same date Triton made the following updated Q&A communications available on its website.

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Triton International Announces Date of Special Meeting to Approve Acquisition by Brookfield Infrastructure

HAMILTON, Bermuda—(BUSINESS WIRE)—July 7, 2023—Triton International Limited (NYSE: TRTN) (“Triton”) announced that it has set August 24, 2023 as the date for the special general meeting of shareholders (the “Special Meeting”) to approve the previously announced acquisition of Triton by Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP, TSX: BIP.UN), through its subsidiary Brookfield Infrastructure Corporation (“BIPC”) and its institutional partners (collectively, “Brookfield Infrastructure”).

The Special Meeting will be held virtually at 12 PM ET at www.virtualshareholdermeeting.com/TRTN2023SM. The record date for the Special Meeting has been set as July 3, 2023. Holders of Triton’s common and preference shares at the close of business on the record date are entitled to vote at the Special Meeting.

Subject to shareholder approval at the Special Meeting, Triton anticipates that the transaction will close shortly thereafter, subject to the satisfaction or waiver of the remaining closing conditions. As a result, the parties now expect to close the transaction in the third quarter of 2023, ahead of initial expectations.

More information about the Special Meeting and voting is included in the definitive proxy statement filed with the Securities and Exchange Commission by Triton on July 6, 2023. Triton shareholders that have any questions regarding the Special Meeting or need assistance in voting their shares should contact Triton’s proxy solicitor, Innisfree M&A Incorporated, at (877) 750-0926 (toll free) or (212) 750-5833 (collect).

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•	When is the transaction expected to close?

•	The transaction is expected to close in the third quarter of 2023.

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The transaction is subject to customary closing conditions, including the approval of Triton’s shareholders and the receipt of required competition law approvals from certain jurisdictions, including the United States, the European Union and China. Approval of the transaction by CFIUS is also required.

•	What are the tax consequences of the transaction?

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The transaction is expected to be taxable, regardless of the stock/cash consideration that the shareholder elects to receive. See Triton’s proxy statement/prospectus, filed on July 6, 2023, for further information.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by the shareholders of Triton International Limited (“Triton”)) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Triton to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Triton’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Triton’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Triton’s common shares or the Class A exchangeable subordinate voting shares (“BIPC Shares”) of Brookfield Infrastructure Corporation (“BIPC”) and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Triton’s off-hire containers; Triton’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Triton’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Triton’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Triton’s operations from failures of, or attacks on, Triton’s information technology systems; disruption to Triton’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Triton’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statement filed with the SEC in connection with the proposed transaction (as amended, the “Registration Statement”), which was declared effective by the SEC on July 6, 2023. Discussions of additional risks and uncertainties are contained in Triton’s, BIP’s and BIPC’s filings with the U.S. Securities and Exchange Commission (“SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Triton, BIP and BIPC assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Triton, BIP and BIPC do not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, BIP and BIPC filed the Registration Statement, including a joint prospectus of BIP and BIPC and a definitive proxy statement of Triton. The Registration Statement was declared effective by the SEC on July 6, 2023, and the definitive proxy statement was filed by Triton on July 6, 2023. Each of BIP, BIPC and Triton may also file other relevant documents with the SEC and, in the case of BIP and BIPC, with the applicable Canadian securities regulatory authorities, regarding the proposed acquisition. This communication is not a substitute for the Registration Statement, the proxy statement/joint prospectus or any other document that BIP, BIPC or Triton may file with the SEC and, in the case of BIP and BIPC, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. The definitive proxy statement/joint prospectus has been mailed to Triton’s shareholders of record as of July 3, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/JOINT PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BIPC, TRITON AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about BIP, BIPC, Triton and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC or applicable Canadian securities regulatory authorities by BIP and BIPC will be made available free of charge on BIP and BIPC’s website at https://bip.brookfield.com/bip/reports-filings/regulatory-filings. Copies of documents filed with the SEC by Triton will be made available free of charge on Triton’s investor relations website at https://www.tritoninternational.com/investors.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

BIP, BIPC, Triton and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Triton’s shareholders in connection with the proposed transaction. Information about Triton’s directors and executive officers is set forth in the proxy statement for Triton’s 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 15, 2023. Information about BIP’s directors and executive officers is set forth in BIP’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023 and BIPC’s directors and executive officers is set forth in BIPC’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus and other relevant materials regarding the acquisition that have been filed with the SEC in respect of the proposed transaction. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.